UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)
(Amendment No. 2)
PACIFIC PREMIER BANCORP, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
69478X105

(CUSIP Number)

copy to:
V. Charles Jackson	Afshin Hakim, Esq.
Security Pacific Bancorp	Namco Capital Group, Inc.
12121 Wilshire Boulevard, Suite 1350	12121 Wilshire Blvd., Suite 1400
Los Angeles, CA 90025	Los Angeles, CA 90025
(310) 622-7654	(310) 207-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 11, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.23d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Common Stock – CUSIP No.	69478X105

1	NAMES OF REPORTING PERSONS: Security Pacific Bancorp

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEIN: 33-0874002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,497,202**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,497,202**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,497,202**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
**Includes 1,166,400 shares of common stock which are issuable to Security Pacific Bancorp upon exercise of its warrant. The Issuer’s Certificate of Incorporation states that record holders of common stock who beneficially own in excess of 10% of the outstanding shares of common stock (the “Limit”) are not entitled to any vote in respect of the shares held in excess of the Limit.

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Common Stock – CUSIP No.	69478X105

1	NAMES OF REPORTING PERSONS: Ezri Namvar

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,497,202**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,497,202**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,497,202**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
**Includes 1,166,400 shares of common stock which are issuable to Security Pacific Bancorp upon exercise of its warrant. The Issuer’s Certificate of Incorporation states that record holders of common stock who beneficially own in excess of 10% of the outstanding shares of common stock (the “Limit”) are not entitled to any vote in respect of the shares held in excess of the Limit.

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This Amendment No. 2 amends the Schedule 13D filed on April 3, 2007 (the “Initial Schedule 13D”) by Security Pacific Bancorp and Ezri Namvar (collectively, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Pacific Premier Bancorp, Inc., f/k/a LIFE Financial Corporation, a Delaware corporation (the “Issuer”) and Amendment No. 1 to the Initial Schedule 13D filed on June 1, 2007. References to this “Schedule 13D” are to the Initial Schedule 13D as amended by Amendment No. 1 and this Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 2 shall have the meaning given in the Initial Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Considerations.
     The aggregate purchase price, including commissions, the Company paid for the purchase of an additional 166,602 shares of Common Stock was $1,754,219.06, which was funded by the Company’s working capital.

ITEM 5.	Interest in Securities of the Issuer.
     (a) As of July 11, 2007, each of the Reporting Persons is the beneficial owner of 1,497,202 shares of Common Stock (which includes 1,166,400 shares of Common Stock that the Company has the right to acquire pursuant to the Warrant). Based upon information available to the Reporting Persons, the Issuer had approximately 5,163,488 shares of Common Stock outstanding as of May 14, 2007. Therefore, the 1,497,202 shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 23.7% of the 5,163,488 shares of Common Stock outstanding as of May 14, 2007, giving effect to the issuance of 1,166,400 shares upon exercise of the Warrant.
     (b) The Reporting Persons share the power to vote and dispose of all of the shares of Common Stock beneficially owned by them.
     (c) Since the filing of Amendment No. 1 to the Initial Schedule 13D, the Company purchased 166,602 shares of Common Stock on the open market at $10.50 per share on July 11, 2007. The Company has received the necessary bank regulatory approvals to acquire shares of the Issuer’s Common Stock, including the 1,166,400 shares of the Issuer’s Common Stock underlying the Warrant, representing 24.9% of the aggregate of the outstanding shares of the Issuer’s Common Stock and the shares of the Issuer’s Common Stock underlying the Warrant.

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Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2007	Security Pacific Bancorp, A California corporation
	By:	/s/ Charles Jackson
		Name:	Charles Jackson
		Title:	CEO

EZRI NAMVAR
/s/ Ezri Namvar

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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